Exhibit 99.2

January 26, 2011

Gulfport Energy Corporation

14313 N. May Ave., Ste. 100

Oklahoma City, OK 73134

Attn: Mr. Steve Baldwin

Re:	Reserves & Economic Evaluation
SEC Year End 2010
Permian Properties

EXECUTIVE SUMMARY

Pursuant to your request, an engineering and economic evaluation was prepared for projected oil and gas reserves associated with interests owned by Gulfport Energy Corporation (“Gulfport”) in certain oil and gas properties located in the Permian Basin, in West Texas, that are operated by Windsor Energy Group, LLC (“Windsor”). The properties include eighty-two (82) Proved Producing (PDP) wells, twenty-two (22) Proved Behind-Pipe (PDBP) wells, nine (9) Proved Non-Producing (PDNP) wells and two hundred twenty-six (226) Proved Undeveloped (PUD) locations. Remaining reserves and future and present worth values for these properties were calculated as of January 1, 2011. It is our understanding that the proved reserves estimated in this report constitute approximately 64% of all proved reserves owned by Gulfport as of December 31, 2010.

The total net reserves and future cumulative cashflows, both undiscounted and discounted (at 10%) prior to considering the effects of Federal Income Taxes for all properties, are summarized in TABLE 1 below. Economics were prepared using the yearend 2010 SEC price forecast.

TABLE 1

Reserves and Economic Summary

Reserve Category	# Wells	Rem Net Oil MBbls	Rem Net Gas MMcf	Rem Net NGL MGal	Net Capital M$	Net Cashflow M$	Net Disc PV @ 10%, M$
PDP	82	1,345	2,349	25,700	0	94,322	50,362
PDBP	22	270	439	4,808	3,133	16,645	10,317
PDNP	9	225	260	2,847	2,928	12,190	6,186
PUD	226	7,518	8,878	97,153	190,204	327,984	95,241

Total Proved	339	9,358	11,926	130,508	196,265	451,141	162,106

The reserve classifications as of January 1, 2011 meet the criteria for Proved reserves under the SEC guidelines. All working and net revenue interests were provided by Gulfport. Historical production and geological data was provided by Gulfport and Windsor (operator) and was supplemented by data gathered from public sources. All of the information provided to us or gathered by us was assumed to be accurate and correct and was not independently verified.

ECONOMIC EVALUATION

FUTURE INCOME

Future net revenue in this report includes deductions for state production taxes. Future net income is after deducting production taxes, future capital investments, and lease operating expenses, but before consideration of any state and/or federal income taxes. No provisions for salvage value or abandonment costs, which are generally assumed to offset each other, were been included in this evaluation. Future net income has not been adjusted for any outstanding loans that may exist or cash on hand or undistributed income. The future net income has been discounted at various annual rates, including the standard ten percent (10%), to determine its “present worth.” The present worth is shown to indicate the effect of time on the value of money.

PRODUCT PRICING

The reserves and economic evaluation was performed based on the yearend 2010 benchmark SEC prices of $79.43 per bbl oil and $4.38 per MMBTU gas, which were calculated as the twelve (12) month unweighted arithmetic average of the NYMEX Prices posted on the first day of each calendar month during 2010 per SEC guidelines. The prices received by Gulfport during the calendar year were analyzed and compared to the average 2010 SEC prices and a weighted by production average price and differential for oil and gas prices were determined. These differentials reflect adjustments necessary for BTU content, field losses and usage, and gathering and processing costs. For oil, a downward adjustment of $1.82/bbl was calculated and for natural gas, a downward adjustment of 5.5% was determined. Thus, the average prices weighted by production over the remaining lives of the properties are $77.61 per barrel of oil and $4.14 per Mcf of gas. The weighted by production average price for natural gas liquids (ngl), which are produced from processing the wet natural gas production stream, was calculated to be $0.97per gal (40.75 $/BBl), which is 51.3% of the SEC average oil price of $79.43 per bbl.

The plant statements for each lease were provided by Windsor and analyzed to determine the natural gas liquids (NGL) Yield and the percent loss of wellhead gas, or Shrink factor. These parameters were entered into the economic model to forecast the NGL production.

EXPENSES

Individual well operating expenses for the previous twelve months were taken from actual lease operating statements provided by Windsor. These expenses were analyzed and adjusted to calculate the average re-occurring monthly expense for each well less water disposal costs. Water production for each well was forecasted and expensed at $1.25 per barrel for all areas except Bloxom which has a new salt water disposal well which reduced the disposal costs to $0.25/bbl.

FUTURE WELL INVESTMENTS

Future well drilling and completion costs for “Wolfberry” wells were provided by Windsor and estimated to be $1.7MM per well based on historical data and current AFE’s provided. Recompletion costs were estimated to be $285,000 per well. Capital timing for the first five (5) years was provided by Gulfport. Pinnacle cannot be responsible for capital costs that exceed or are less than these estimates.

RESERVE DETERMINATION

RESERVE DISCUSSION

Remaining recoverable reserves are those quantities of petroleum that are anticipated to be commercially recovered from known accumulations from a given date forward. All reserve estimates involve some degree of uncertainty depending primarily on the amount of reliable geologic and engineering data available at the time of the estimate and the interpretation of these data. The relative degree of uncertainty is conveyed by classifying reserves as Proved (highly certain) or Non-Proved (less certain).

The estimated reserves and revenues shown in this report were determined by SEC standards for Proved reserve category. Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geological and engineering data, can be estimated with reasonable certainty to be economically producible—from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations—prior to the time at which contracts providing for the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within reasonable time.

Proved developed oil and gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Proved Developed Producing (PDP) is assigned to wells with sufficient production history to allow material balance and decline curve analysis to be the primary methods of estimation. PDP reserves are the most reliable reserves, generally with a high degree of confidence that actually recovered quantities will equal or exceed published reserve estimates.

Proved Developed Non-Producing (PNP) reserves include reserves from zones that have been penetrated by drilling but have not produced sufficient quantities to allow material balance or decline curve analysis with a high degree of confidence. This category includes Proved Developed Behind-Pipe (PNPBP) zones and tested wells awaiting production equipment (PNP).

Proved undeveloped (PUD) oil and gas reserves are reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion. Proved reserves for other undrilled units can be claimed only where it can be demonstrated with reasonably certainty that there is continuity of production from the existing productive formation. Reserves on undrilled acreage shall be limited to those drilling units offsetting productive units that are reasonably certain of production when drilled. The Proven Undeveloped and Non-Producing wells were forecasted based on geological data presented, volumetric calculations, and analog comparisons to existing completions. Non-Proven (Probable) Undeveloped locations have been evaluated to be likely productive but do not meet SEC criteria to be classified as Proved at this time.

GENERAL

The reserves and values included in this report are estimates only and should not be construed as being exact quantities. The reserves were estimated using industry accepted engineering practices that we considered to be appropriate and necessary under the circumstances and were primarily based on historical rate decline analysis determined from existing producers in analogous fields. When possible and practical, pressure tests, material balance techniques and analogies were integrated into the reserve estimates. As additional pressure and production performance data becomes available, reserve estimates may increase or decrease in the future.

The revenue from these reserves and the actual costs to produce may be more or less than the estimated amounts and may consequently cause an increase or decrease in future reserve estimates. In evaluating the information available for this analysis, items excluded from consideration were all matters as to which legal or accounting, rather than engineering interpretation, may be controlling. Because of governmental policies and uncertainties of supply and demand, the prices actually received for the reserves included in this report and the costs incurred in recovering such reserves may vary from the price and cost assumptions referenced. Accordingly, note that as in all aspects of oil and gas evaluation the accuracy of any reserve estimate is solely a function of engineering interpretation and judgment and should be accepted with the understanding that future production or unanticipated events subsequent to this report could justify revision of these reserve estimates – either increases or decreases.

Pinnacle Energy Services, L.L.C. is an established petroleum engineering consulting firm. We hereby confirm that neither this firm, its affiliates, nor any of its employees, members, officers, or directors has, or is committed to acquire any interest, directly or indirectly, in the properties covered by this report, in any partnership, any general partner of the partnerships, nor is this firm or any employee, member or officer, or director thereof otherwise affiliated with any partnership or any such general partner. This report was completely, independently prepared by Pinnacle Energy Services L.L.C. and our engagement and payment for services in connection with this report is independent of the outcome and not on a contingent basis.

The titles to the properties have not been examined nor has the actual degree or type of interest owned been independently confirmed. Pinnacle Energy Services personnel have not conducted any field production test or field inspection of the properties as this is not usually considered necessary for the purpose of this report. Additionally, an “audit” of the information obtained from public sources or provided by the operator and/or owner of these properties has not been conducted to confirm its accuracy. Pinnacle Energy Services, L.L.C. can take no responsibility for the accuracy of the data used in the analysis, whether gathered from public sources or otherwise.

Pinnacle Energy Services, LLC

/s/ John Paul Dick

John Paul (J.P.) Dick, P.E.

Petroleum Engineer

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